Exhibit 99.1

Alpha Tau Medical Announces Second Quarter 2024 Financial Results and Provides Corporate Update

- First patient treated in May for liver metastases from colorectal cancer -

- Publication in June in Cancers journal of long-term safety and efficacy data in multiple hard-to-treat superficial cancers, with an overall response rate of almost 100% in treated lesions, no moderate or severe long-term toxicities noted, and a 2-year local recurrence-free survival was estimated at 77% -

- Cash, cash equivalents & deposits balance of $74.1 million with runway of at least two years -

JERUSALEM, August 14, 2024 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported second quarter 2024 financial results and provided a corporate update.

“While we continue to advance our ReSTART U.S. multicenter pivotal trial in recurrent cutaneous squamous cell carcinoma, the overwhelming interest from clinicians and the broader community in our ongoing internal organ trials has been fantastic,” stated Alpha Tau CEO Uzi Sofer. “We are fortunate to see such strong clinician demand for participation in clinical trials, at a time when we expect meaningful data generation, in particular with continued progress in our clinical trials in pancreatic cancer outside the U.S. as well as regulatory progress on similar trials in the U.S. We also continue to prepare for potential future product launches by advancing our commercial planning activities and solidifying our supply chain, as we have secured approvals for our new manufacturing plant in Hudson, New Hampshire and commenced renovation of the facility for our needs. Alpha Tau expects to remain adequately capitalized to support all of these programs over the coming years,” he concluded.

Recent Corporate Highlights:

●	In June, Alpha Tau announced the publication of “Extended Follow-Up Outcomes from Pooled Prospective Studies Evaluating Efficacy of Interstitial Alpha Radionuclide Treatment for Skin and Head and Neck Cancers” in the journal Cancers. The pooled analysis included data from 4 international clinical trials spanning an array of hard-to-treat indications including skin, head & neck, and oral cavity. Initial response data demonstrated an overall response rate of almost 100% in treated lesions and a complete response rate of 89%. With follow-up as long as 51 months (median follow-up of 14 months), no moderate or severe long-term toxicities were noted, and 2-year local recurrence-free survival was estimated at 77%. For more information, please refer to https://www.mdpi.com/2072-6694/16/13/2312

●	In May, the first patient with liver cancer metastases was treated in a feasibility and safety study of Alpha DaRT at McGill University Health Center in Montreal, Canada. The trial aims to recruit up to 10 patients who are eligible for a two-staged hepatectomy to resect liver metastases of colorectal cancer. For more information, please refer to https://www.clinicaltrials.gov/study/NCT05829291

Upcoming Milestones

●	Planning treatment of the first patient in the Israeli recurrent lung cancer safety and feasibility trial in H2 2024. The trial is currently open for recruitment; for more information please see here: https://www.clinicaltrials.gov/study/NCT05632913

●	Targeting first brain cancer treatment in H2 2024.

●	Targeting completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma by around year-end 2024. For more information please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	Anticipating response from PMDA in Japan by year-end 2024 for pre-market approval for Alpha DaRT in patients with recurrent head and neck cancer.

●	Targeting announcement of safety, feasibility and efficacy data from advanced inoperable pancreatic cancer studies in Montreal and in Jerusalem by the end of Q1 2025. For more information please see here: https://www.clinicaltrials.gov/study/NCT04002479 and https://www.clinicaltrials.gov/study/NCT05657743

Financial results for quarter ended June 30, 2024

R&D expenses for the six months ended June 30, 2024 were $13.3 million, compared to $12.3 million for the same period in 2023, due to increased employee compensation and benefits, increased employee compensation and benefits, including share-based compensation, increased costs of raw materials, and increased travel expenses related to our U.S. multi-center pivotal trial, offset by lower third-party contractor expenses.

Marketing expenses for the six months ended June 30, 2024 were $1.1 million, compared to $0.9 million for the same period in 2023, due to increased employee compensation and benefits and increased marketing expenses.

G&A expenses for the six months ended June 30, 2024 were $3.0 million, compared to $3.6 million for the same period in 2023, primarily due to decreased professional fees (including D&O insurance and legal expenses), offset by increased travel expenses and increased employee compensation and benefits, including share-based compensation.

Financial income, net, for the six months ended June 30, 2024 was $2.1 million, compared to $0.02 million financial expense, net, for the same period in 2023, due to a decrease in revaluation of warrants, an increase in interest from bank deposits, and changes in foreign exchange rates, offset by interest on long-term loan.

For the six months ended June 30, 2024, the Company had a net loss of $15.4 million, or $0.22 per share, compared to a net loss of $16.9 million, or $0.24 per share, in the first half of 2023.

Balance Sheet Highlights

As of June 30, 2024, the Company had cash and cash equivalents, short-term deposits and restricted deposits in the amount of $74.1 million, compared to $84.9 million at December 31, 2023. The Company expects that this cash balance will be sufficient to fund anticipated operations for at least two years.

About Alpha DaRT®

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 7, 2024, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
		2023	2024
	Note	Audited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$12,657	$2,763
Short-term deposits		69,131	68,268
Restricted deposits		3,152	3,115
Prepaid expenses and other receivables		816	1,102

Total current assets		85,756	75,248

LONG-TERM ASSETS:
Long term prepaid expenses		471	437
Property and equipment, net		12,798	12,354
Right-of-use asset	3	8,363	8,009

Total long-term assets		21,632	20,800

Total assets		$107,388	$96,048

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,	June 30,
		2023	2024
	Note	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables		$2,566	$2,008
Other payables and accrued expenses		3,474	3,410
Current maturities of operating lease liabilities	3	1,062	1,038

Total current liabilities		7,102	6,456

LONG-TERM LIABILITIES:
Long-term loan	4	5,610	5,411
Warrants liability	5	3,597	4,055
Operating lease liabilities	3	6,604	6,109

Total long-term liabilities		15,811	15,575

Total liabilities		22,913	22,031

COMMITMENTS AND CONTINGENCIES	7

SHAREHOLDERS’ EQUITY:	8
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2023 and June 30, 2024; Issued and outstanding: 69,670,612 and 69,924,154 shares as of December 31, 2023 and June 30, 2024, respectively		-	-
Additional paid-in capital		200,234	205,126
Accumulated deficit		(115,759)	(131,109)

Total shareholders’ equity		84,475	74,017

Total liabilities and shareholders’ equity		$107,388	$96,048

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Six months ended June 30,
	Note	2023	2024
		Unaudited

Research and development, net		$12,261	$13,314

Marketing expenses		920	1,133

General and administrative		3,631	3,031

Total operating loss		16,812	17,478

Financial expenses (income), net	9	21	(2,132)

Loss before taxes on income		16,833	15,346

Tax on income		47	4

Net loss		16,880	15,350

Net comprehensive loss		$16,880	$15,350

Net loss per share, basic and diluted		$(0.24)	$(0.22)

Weighted-average shares used in computing net loss per share, basic and diluted		69,262,381	69,789,717